Exhibit 99.1

Super Hi Reports Unaudited Financial Results for the First Quarter of 2024

SINGAPORE, June 18, 2024 (GLOBE NEWSWIRE) -- Super Hi International Holding Ltd. (NASDAQ: HDL and HKEX: 9658) (“Super Hi” or the “Company”), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced its unaudited financial results for the first quarter of FY2024 ended March 31, 2024.

First Quarter 2024 Highlights

•	Revenue was US$187.6 million, representing an increase of 16.6% from US$160.9 million in the same period of 2023.

•	Opened 4 net new Haidilao restaurants in the first quarter of 2024. Total number of Haidilao restaurants expanded from 115 as of December 31, 2023 to 119 as of March 31, 2024.

•	Total table turnover rate[1] and same-store table turnover rate[2] were both 3.9 times per day, compared to 3.3 times per day in the same period of 2023.

•	Had over 7.3 million total guest visits, representing an increase of 21.7% from 6.0 million in the same period of 2023.

•	Same-store sales growth[3] was 10.0%, compared to 8.8% in the full year of 2023.

•	Income from operation margin[4] was 6.6%, compared to 7.0% in the same period of 2023.

Mr. Yu Li, CEO & Executive Director of Super Hi, commented, “We delivered a strong performance in the first quarter of 2024, with a 16.6% increase in revenue and a significant rise in guest visits. Our commitment to enhancing customers’ dining experience, optimizing our services, and expanding our restaurant network has been instrumental in achieving these results. We are particularly pleased with the improvement in our same-store sales growth and table turnover rate, which reflect our ongoing efforts to drive operational excellence. Looking ahead, we will continue to focus on customer satisfaction and employee effort, while exploring new business models and strategic acquisitions to further enrich our offerings and expand our market presence.”

Ms. Cong Qu, Financial Director and Board Secretary of Super Hi, added, “We are thrilled to announce our successful listing on Nasdaq, which marks a significant milestone for Super Hi International Holding Ltd. This achievement not only enhances our visibility in the global market but also provides us with additional resources to support our growth initiatives. Our financial performance in the first quarter of 2024 demonstrates our ability to effectively execute our strategic plans. As we move forward, we remain committed to optimizing our supply chain, building our brand, and leveraging digital support to empower our restaurants and drive sustainable growth.”

1 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count during the period.

2 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count at the Company’s same stores during the period.

3 Refers to the year-over-year growth of the aggregate gross revenue from Haidilao restaurant operations at the Company's same stores for the period indicated.

4 Calculated by income from operation divided by total revenue. Income from operation is calculated by (loss) profit for the period excluding interest income, finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at fair value through profit or loss and income tax expense.

First Quarter 2024 Financial Results

Revenue was US$187.6 million, representing an increase of 16.6% from US$160.9 million in the same period of 2023.

•	Revenue from Haidilao restaurant operations was US$180.3 million, representing an increase of 15.7% from US$155.8 million in the same period of 2023. The increase was mainly driven by (i) continued recovery in international markets; (ii) enhanced operational performance of Haidilao restaurants, which resulted in higher table turnover rates and increased guest visits; and (iii) ongoing business expansion and increased brand influence.

•	Revenue from delivery business was US$2.9 million, representing an increase of 61.1% from US$1.8 million in the same period of 2023. The increase was mainly driven by (i) increased brand influence; and (ii) the Company’s efforts to enhance partnerships with local delivery platforms.

•	Revenue from other business was US$4.4 million, representing an increase of 33.3% from US$3.3 million in the same period of 2023. This was a result of the growing popularity of hot pot condiment products and Haidilao-branded and sub-branded food products to local customers and retailers.

Raw materials and consumables used were US$62.8 million, representing an increase of 16.5% from US$53.9 million in the same period of 2023. As a percentage of revenue, raw materials and consumables used remained stable at 33.5% in the first quarter of 2024, unchanged from the same period of 2023.

Staff costs were US$63.6 million, representing an increase of 19.8% from US$53.1 million in the same period of 2023. As a percentage of revenue, staff costs were 33.9%, compared to 33.0% in the same period of 2023. The increase was primarily due to the increase in the number of employees in line with the expansion of restaurant network and the increase in guest visits and table turnover rate, as well as the increase in piece rate wages for the employees.

Income from operations was US$12.4 million, representing an increase of 9.7% from US$11.3 million in the same period of 2023. Income from operation margin was 6.6%, compared to 7.0% in the same period of 2023. This was primarily due to (i) an increase in revenue, partially offset by increase in raw materials and consumables used and staff costs as described above, (ii) a decrease in other income of US$2.2 million resulting from a decrease in government grants received during the three months ended March 31, 2024, and (iii) listing expenses of US$0.6 million.

Loss for the period was US$4.5 million, compared to an income of US$5.6 million in the same period of 2023. This was due to an increase in other losses of US$11.2 million mainly contributed by unrealized foreign exchange losses resulting from the weakening of other currencies against U.S. dollars.

Basic and diluted net loss per share were both US$0.01, compared to a basic and diluted net income per share of US$0.01 in the same period of 2023.

Operational Highlights

Haidilao Restaurant Performance

The following table summarizes key performance indicators of Haidilao restaurants for the quarters indicated.

	As of/For the Three Months Ended March 31,
	2024	2023
Number of restaurants
Southeast Asia	72	69
East Asia	18	17
North America	19	18
Others(1)	10	10
Total	119	114

Total guest visits (million)
Southeast Asia	5.1	4.4
East Asia	0.8	0.6
North America	0.9	0.6
Others(1)	0.5	0.4
Overall	7.3	6.0

Table turnover rate(2) (times per day)
Southeast Asia	3.7	3.3
East Asia	4.2	3.1
North America	4.2	3.2
Others(1)	3.8	3.3
Overall	3.9	3.3

Average spending per guest(3) (US$)
Southeast Asia	19.4	20.8
East Asia	28.4	28.8
North America	43.3	51.3
Others(1)	42.2	41.1
Overall	24.9	26.0

Average daily revenue per restaurant(4) (US$ in thousands)
Southeast Asia	15.8	15.2
East Asia	16.1	11.9
North America	21.5	19.3
Others(1)	24.4	22.4
Overall	17.5	15.9

Notes:

(1)	Others include Australia, the United Kingdom and the United Arab Emirates.

(2)	Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count during the period in the same geographic region.

(3)	Calculated by dividing the revenue generated from Haidilao restaurant operations for the period by total guest visits for the period in the same geographic region.

(4)	Calculated by dividing the revenue from Haidilao restaurant operations for the period by the total Haidilao restaurant operation days for the period in the same geographic region.

Same-Store Sales

The following table sets forth details of the Company’s same store sales for the quarters indicated.

	As of/For the Three Months Ended March 31,
	2024	2023
Number of Same Stores(1)
Southeast Asia	65
East Asia	14
North America	18
Others(5)	7
Total	104

Same Store Sales(2) (US$ in thousands)
Southeast Asia	93,125	89,780
East Asia	21,091	16,567
North America	36,256	31,189
Others(5)	16,246	13,989
Total	166,718	151,525

Average same store sales per day(3) (US$ in thousands)
Southeast Asia	15.9	15.6
East Asia	16.6	13.4
North America	22.1	19.3
Others(5)	25.5	22.3
Total	17.7	16.4

Average same store table turnover rate(4) (times/day)
Southeast Asia	3.8	3.3
East Asia	4.3	3.2
North America	4.2	3.2
Others(5)	3.8	3.3
Total	3.9	3.3

Notes:

(1)	Includes restaurants that commenced operations prior to the beginning of the periods under comparison and opened for more than 75 days in the first quarter of 2023 and 2024, respectively.

(2)	Refers to the aggregate gross revenue from Haidilao restaurant operations at our same stores for the period indicated.

(3)	Calculated by dividing the gross revenue from Haidilao restaurant operations for the period by the total Haidilao restaurant operation days at our same stores for the period.

(4)	Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count at our same stores during the period.

(5)	Others include Australia, the United Kingdom and the United Arab Emirates.

Recent Developments

In May 2024, the Company issued 3,096,600 American Depositary Shares (“ADSs”), at a price of US$19.56 per ADS, for a total offering size of US$60.57 million, before deducting underwriting discounts and commissions and other offering expenses payable by Super Hi.

About Super Hi

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With almost 30 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. As of March 31, 2024, Super Hi had 119 self-operated Haidilao restaurants in 13 countries across four continents, making it the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. SUPER HI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “SEHK”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about SUPER HI’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: SUPER HI’s operations and business prospects; future developments, trends and conditions in the industry and markets in which SUPER HI operates; SUPER HI’s strategies, plans, objectives and goals and SUPER HI’s ability to successfully implement these strategies, plans, objectives and goals; SUPER HI’s ability to maintain an effective food safety and quality control system; SUPER HI’s ability to continue to maintain its leadership position in the industry and markets in which SUPER HI operates; SUPER HI’s dividend policy; SUPER HI’s capital expenditure plans; SUPER HI’s expansion plans; SUPER HI’s future debt levels and capital needs; SUPER HI’s expectations regarding the effectiveness of its marketing initiatives and the relationship with third-party partners; SUPER HI’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to SUPER HI’s industry; SUPER HI’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in SUPER HI’s filings with the SEC and the announcements and filings on the website of the SEHK. All information provided in this press release is as of the date of this press release, and SUPER HI does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations
Email: superhi_ir@superhi-inc.com

Public Relations
Email: media.hq@superhi-inc.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended March 31,
	2024	2023
	USD’000	USD’000
Revenue	187,647	160,938
Other income	900	3,074
Raw materials and consumables used	(62,845)	(53,900)
Staff costs	(63,597)	(53,071)
Rentals and related expenses	(4,410)	(3,504)
Utilities expenses	(6,875)	(6,224)
Depreciation and amortization	(20,478)	(21,698)
Travelling and communication expenses	(1,480)	(1,081)
Listing expenses	(628)	-
Other expenses	(15,403)	(13,479)
Other gains (losses) - net	(12,334)	(1,089)
Finance costs	(1,989)	(2,349)
(Loss) Profit before tax	(1,492)	7,617
Income tax expense	(3,053)	(2,055)
(Loss) Profit for the year	(4,545)	5,562

Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	6,109	1,089
Total comprehensive income for the period	1,564	6,651

(Loss) Profit for the period attributable to:
Owners of the Company	(4,457)	5,616
Non-controlling interests	(88)	(54)
	(4,545)	5,562

Total comprehensive income attributable to:
Owners of the Company	1,652	6,705
Non-controlling interests	(88)	(54)
	1,564	6,651

(Loss) Earnings per share
Basic and diluted (USD)	(0.01)	0.01

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31,	As of December 31,
	2024	2023
	USD’000	USD’000
Non-current Assets
Property, plant and equipment	159,516	168,724
Right-of-use assets	162,576	167,641
Intangible assets	345	402
Deferred tax assets	1,878	1,995
Other receivables	1,960	1,961
Prepayment	352	295
Rental and other deposits	19,419	16,903
	346,046	357,921

Current Assets
Inventories	29,406	29,762
Trade and other receivables and prepayments	29,630	29,324
Financial assets at fair value through profit or loss	66,462	-
Rental and other deposits	2,618	3,882
Pledged bank deposits	2,938	3,086
Bank balances and cash	90,031	152,908
	221,085	218,962

Current Liabilities
Trade payables	36,521	34,375
Other payables	29,079	34,887
Amounts due to related parties	464	842
Tax payable	8,934	9,556
Lease liabilities	38,543	38,998
Contract liabilities	8,921	8,306
Provisions	1,186	1,607
	123,648	128,571

Net Current Assets	97,437	90,391

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31,	As of December 31,
	2024	2023
	USD’000	USD’000
Non-current Liabilities
Deferred tax liabilities	1,373	1,347
Lease liabilities	157,031	163,947
Contract liabilities	3,084	3,098
Provisions	8,310	7,799
	169,798	176,191

Net Assets	273,685	272,121

Capital and Reserves
Share capital	3	3
Shares held under share award scheme	*	*
Share premium	494,480	494,480
Reserves	(222,745)	(224,397)
Equity attributable to owners of the Company	271,738	270,086
Non-controlling interests	1,947	2,035
Total Equity	273,685	272,121

*	Less than USD1,000

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2024	2023
	USD’000	USD’000
Net cash from operating activities	24,018	27,732
Net cash used in investing activities	(73,548)	(17,182)
Net cash used in financing activities	(12,518)	(11,275)
Net decrease in cash and cash equivalents	(62,048)	(725)
Cash and cash equivalents at beginning of the period	152,908	93,878
Effect of foreign exchange rate changes	(829)	158
Cash and cash equivalents at end of the period	90,031	93,311